June 18, 2015

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Jay Mumford

Division of Corporation Finance

Re:                             Capstone Turbine Corporation

Registration Statement on Form S-3

File Number 333-203431

Dear Mr. Mumford:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of Capstone Turbine Corporation (the “Registrant”), requests acceleration of the effective date of the above-captioned Registration Statement, as then amended, to 3:00 p.m., Eastern time, June 22, 2015 or as soon thereafter as practicable.

In connection with this request to accelerate the effective date of the Registration Statement, the Registrant acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please call the undersigned at (818) 407-3645 or our legal counsel, J. Chase Cole, at (615) 850-8476.

Very truly yours,

By:	/s/ Jayme L. Brooks
Jayme L. Brooks
Its:	Chief Financial Officer and Chief Accounting Officer

cc:                                J. Chase Cole